February 26, 2014

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	KongZhong Corporation

Annual Report on Form 20-F for the Fiscal Year

ended December 31, 2012 filed on April 16, 2013

Dear Mr. Spirgel:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 11, 2014, relating to the Annual Report on Form 20-F of KongZhong Corporation (the “Company”) for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”), which was filed with the Commission on April 16, 2013.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the comments are set forth below. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2012 Form 20-F. The Company is also submitting a copy of this letter as “correspondence” via EDGAR.

1.	We note that you refer on page 77 to the significant increase in revenues shared with WarGaming, the licensor and developer of the World of Tanks game. Please tell us how you considered each of the indicators in ASC 605-45 in concluding that you act as a principal in the licensing arrangement. Tell us, and disclose in future filings, the significant terms of each material internet game licensing agreement. In addition, tell us why you did not file the WarGaming licensing agreement as an exhibit. Refer to 4(a) and (b)(ii) of the Form 20-F’s Instructions as to Exhibits.

Response

The Company respectfully advises the Staff that the Company has examined the contractual terms of the “World of Tanks” licensing agreement with WarGaming, and has performed an analysis pursuant to ASC605-45. The Company has concluded that it acts as a principal in the licensing arrangement.

The Company sets forth below a summary of its contractual relationships with WarGaming in relation to the “World of Tanks”, and based on the following analysis pursuant to ASC605-45, the Company determined that it is appropriate to recognize revenues from “World of Tanks” on a gross basis:

ASC605-45 Indicators	Contractual Terms of the World of Tanks (“WOT”) Licensing Agreement between WarGaming and the Company	Analysis
Indicators of Gross Revenue Reporting[1]

The Entity Is the Primary Obligor in the Arrangement?

45-4 Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity's role in the transaction. If an entity is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

3           Grant of exclusive licenses

WarGaming hereby grants to the Company, and the Company hereby accepts exclusive licenses in respect of the WOT, including the following:

3.1       The exclusive right to copy, reproduce, display, exhibit, show, play, price, transmit, broadcast, convey, bundle (including by way of OEM), issue to the public the WOT as whole or in parts on tangible media and any electronic form for the purpose of manufacturing, packaging, advertising, marketing, distributing, operating, servicing, and selling the WOT with all updates, patches and add-ons in the PRC, Hong Kong and Macau during the term of the agreement.

3.2       The exclusive right to create the packaging for the WOT and all related sales and marketing materials the PRC, Hong Kong and Macau during the term of the agreement.

The Company determines and performs the following critical elements of its online gaming services for fulfillment of service obligation to its WOT players.

- The Company obtains the exclusive WOT license from WarGaming in the People's Republic of China (the "PRC") and is responsible for hosting the WOT with technical support for the WOT players.

– The Company obtains all the necessary approvals from the PRC government before commercial launch of the WOT, and ensures the ongoing compliance of the WOT content with the applicable laws, rules and regulations in the PRC after commercial launch of the WOT.

[1]	Indicator from ASC605-45-45-12 (The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping) are not applicable to the Company’s services since the Company does not have any physical inventory in relation to the WOT operation.

2

ASC605-45 Indicators	Contractual Terms of the World of Tanks (“WOT”) Licensing Agreement between WarGaming and the Company	Analysis

3.3       The exclusive right to develop, create, price, offer, manufacture, advertise, distribute and sell collateral merchandise in the PRC, Hong Kong and Macau during the term of the agreement.

4.22      The Company shall create, package (as may be the case), bundle, operate, service and sell the WOT in all applicable channels at its sole cost and expense throughout the PRC, Hong Kong and Macau, subject to the terms of the agreement.

4.23      The Company shall use its best endeavors to market, advertise, distribute, sell and generally create a demand for the product throughout the PRC, Hong Kong and Macau during the term of the agreement.

4.24      The Company shall purchase, install and maintain on its own account and at its sole cost during the term of the agreement games server, or multiple game servers (as may be necessary due to China's vast territory, Internet infrastructure, connectivity and similar factors), including hardware, power, with appropriate Internet connection throughout the PRC, Hong Kong and Macau to satisfy the likely or actual demand for the WOT in the PRC, Hong Kong and Macau so that existing and new end users can instantly use the WOT service without delays; such game server(s) will be located at mutually agreed location(s) in the PRC, Hong Kong and Macau and shall have 24/7 remote access for both parties for monitoring and remote support.

- In addition, during the localization process for the WOT, the Company translates all the WOT content from English to Chinese, introduces special localized features such as Chinese Tank Tree (i.e. types of Chinese tanks which the players can select from),, makes necessary adjustments to comply with the applicable laws, rules and regulations in the PRC and runs trial tests such as open beta and close beta tests before the commercial launch.

- The Company establishes the WOT platform by installing and maintaining the necessary network infrastructure, such as computer servers and broadband network for the operation of the WOT and for connecting WOT players to its WOT platform.

- The Company coordinates with the payment solution channels to collect all payments from WOT players and resolves any payment processing issues or fraudulent credit cards issues that arise.

- After the WOT players purchase in-game items, the Company has the obligation to maintain the WOT platform until the end of contractual terms of in-game items and allows WOT players to consume such purchased in-game items.

- The Company maintains a players database and performs data analysis to understand the preferences of WOT players, which helps the Company design and launch effective marketing strategies, such as sales incentives and advertisements in public media.

- The Company manages the WOT’s community, including hosting the community website, and providing sufficient numbers of full-time community managers and WOT masters who are responsible for the maintenance of the community website.

3

ASC605-45 Indicators	Contractual Terms of the World of Tanks (“WOT”) Licensing Agreement between WarGaming and the Company	Analysis

4.25      The Company will on its sole cost establish, run and maintain payment solutions, including but not limited to credit card processing, SMS-payments, scratch-cards and similar, allowing to accept payments for the WOT from end users; the quality and security of such payment solutions must meet the industry standards in the PRC, Hong Kong and Macau.

4.26      In case of tangible distribution of the WOT, including but not limited to CDs, DVDs, USB Flash drives, promotional, advertising materials, and collateral merchandise, the Company shall be responsible for manufacturing, duplicating, printing, warehousing and delivery at its sole cost and expense.

4.27      The Company shall provide 24/7 technical support to End Users of the WOT at its sole cost and expense; such support should meet industry standards in the PRC, Hong Kong and Macau.

4.28      The Company shall provide at its sole cost the WOT's community management, including but not limited to community web site hosting, maintenance, and sufficient number of full-time community managers and game masters; such community management should meet industry standards in the PRC, Hong Kong and Macau.

- In addition, the Company resolves any technical problems encountered by the WOT players, and handles disputes with or queries from the WOT players in connection with the WOT, such as connectivity issue with the WOT platform, issue with delivery and consumption of in-game items, as well as the retrieval and reset of WOT account user names and passwords.

- The Company is solely responsible for the fulfillment and acceptability of the WOT to the WOT players. As indicated in the user registration agreement available on the Company's website, the agreement is entered into between the WOT players and the Company for the provision of game services and related goods. In practice, WOT players read and confirm this agreement upon setup of user accounts in the Company's game platform. Each such agreement is directly between the Company and the WOT player, and WarGaming is not a party to such agreement. Therefore, WOT players acknowledge that the Company is solely responsible and obligated to provide the WOT services. If there are any issues with the WOT, the WOT players will contact the Company rather than WarGaming and there are no direct communications between WarGaming and the WOT players.

4

ASC605-45 Indicators	Contractual Terms of the World of Tanks (“WOT”) Licensing Agreement between WarGaming and the Company	Analysis

- WarGaming is the supplier of the WOT and is responsible for the design and development of the WOT content as well as provision of subsequent updates and add-ons to the Company (which updates and add-ons are provided directly to the Company, and not WOT players). Pursuant to the WOT license agreement, WarGaming does NOT have any service obligations to the WOT players. The Company performs all of the critical elements to fulfill service obligations to its WOT players in the PRC. WarGaming acts as a supplier to the Company in the arrangement while the Company is responsible for all interaction with WOT players and performs all necessary activities to fulfill its service obligations to such WOT players. The WOT players are therefore customers of the Company, and not WarGaming.

Conclusion:

Since the Company performs all of the activities to fulfill service obligations and is solely responsible to the WOT players for the fulfillment and acceptability of the WOT, the Company is the primary obligor in the arrangement.

5

ASC605-45 Indicators	Contractual Terms of the World of Tanks (“WOT”) Licensing Agreement between WarGaming and the Company	Analysis

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

45-5

Unmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if an entity takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.

45-6

Evaluation of this indicator shall include arrangements between an entity and a supplier that reduce or mitigate the entity's risk level. For example, an entity's risk may be reduced significantly or essentially eliminated if the entity has the right to return unsold products to the supplier or receives inventory price protection from the supplier.

45-7

A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the entity is obligated to compensate the individual service provider for work performed regardless of whether the customer accepts that work.

5.1

The Company shall pay to WarGaming

(1)   A refundable deposit of two hundred and fifty thousand US Dollars (US$250,000) within ten (10) Working Days of the Effective Date of this Agreement. And then the Company will within 90 Working Days submit an application of the payment of license fee to WarGaming to the relevant mainland Chinese government authorities for the same amount as the refundable deposit of two hundred and fifty thousand US Dollars and pay to WarGaming, at which time, WarGaming will refund the deposit within 10 Working Days of the receipt of this first license payment.

(2)   Two hundred and fifty thousand US Dollars (US$250,000) within sixty (60) Working Days of the day of launching public beta in the PRC, Hong Kong and Macau.

Such two payments, totaling five hundred thousand US Dollars (US$500,000) are collectively called " License Payment".

5.2

The Company shall collect all sums due in respect of the WOT and the Services and shall pay to WarGaming certain percentage of Revenue Share of Gross Revenues, less the balance of the License Payment paid to WarGaming according to Clause 5.1., and the Company shall retain and shall be entitled to the remainder in consideration for the provision of Services. For the avoidance of doubt the parties agree and acknowledge that no Revenue Share shall be payable to WarGaming unless and until the Company has fully recouped the License Payment.

The Company is obligated to compensate and pay to WarGaming the upfront nonrefundable license payment of US$500,000 for the license and services provided by WarGaming regardless of the acceptability of the WOT or whether WOT players are satisfied with the WOT services provided by the Company. However, much of the compensation paid to WarGaming is also in the form of a percentage of actual gross revenue earned on the WOT.

Conclusion:

While the Company has some inventory risk due to the large upfront payment, that inventory risk is limited as much of the consideration is paid as a percentage of gross revenue actually earned on the WOT.

The Entity Has Discretion in Supplier Selection

45-10

If an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

The Company does have discretion in determining which portfolio of games it offers its players. However, the players will specifically choose which game to play.

Conclusion:

The Company does not have discretion in supplier selection once a player chooses a game to play.

6

ASC605-45 Indicators	Contractual Terms of the World of Tanks (“WOT”) Licensing Agreement between WarGaming and the Company	Analysis

The Entity Has Latitude in Establishing Price

45-8 If an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

4.29      The Company has the exclusive right in its sole discretion to set prices of the WOT's services and collateral merchandise (such as virtual currency and items, premium accounts, etc.) in the PRC, Hong Kong and Macau.

As indicated per clause 4.29 of the licensing agreement, the Company has the sole discretion to set the selling price of virtual currencies and in-game items and to offer the WOT itself for free, while WarGaming does not have the right to determine or influence the price setting for the WOT operation.

Conclusion:

As such, the Company has the sole latitude in establishing the price for the WOT operation.

The Entity Changes the Product or Performs Part of the Service

45-9 If an entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity's physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.

4.11      WarGaming shall submit all updates and add-ons for the WOT in English language; the Company will translate all such updates and components to Chinese using localization kit at its own cost and will provide localized assets for the WarGaming to integrate at WarGaming's sole cost; the Company shall be responsible for final testing of such localization integration.

4.12       The Company has the right to request updates and add-ons specific for the PRC, Hong Kong and Macau, and parties agree to work in good faith to determine which of such updates and add-ons must be developed by WarGaming.

7.4          The Company shall not modify, adapt, reverse engineer or decompile the WOT without the prior written consent of WarGaming except as expressly permitted by law. All and any modifications and alterations to the WOT and any intellectual property rights therein shall belong to and shall vest in WarGaming on creation. the Company agrees and understands that it shall not use the WarGaming IP, including without limitation any trademarks, in any way other than in the furtherance of and pursuant to this agreement and further agrees, understands, and acknowledges that it acquires no rights in or to such trademarks, other intellectual property or materials by its adoption, translation or use thereof in connection with the WOT so that all intellectual property rights and goodwill therein shall accrue to the WarGaming and that WarGaming is free to use any such trademarks in connection with any other products or services at any time, subject to the provisions of this agreement.

- The Company obtains all updates and add-ons for the WOT in English language from WarGaming and the Company translates all such updates and components into Chinese in order to localize the WOT for the PRC market. In practice, the Company conducts this localization process with WarGaming's technical assistance but is not required to obtain approval from WarGaming before releasing the updates to the public. In addition, the Company will specifically request for updates and add-ons that are tailored for the WOT players in the PRC. Overall, the Company has the right to determine if it will utilize such updates and add-ons and it is responsible for designing and specifying those update and add-ons to satisfy the needs of its WOT players in the PRC.

- Although the Company may not modify the WOT content without the prior written consent of WarGaming, the purpose of this contractual restriction is to protect the interest of WarGaming to avoid any copyright infringement by the Company. In practice, the Company has designed the Chinese Tank Tree, which is considered an important factor in arousing the interest of WOT players in the PRC, and WarGaming then programmed the feature into the WOT. In addition, the Company performs all the activities related to hosting the WOT platform, WOT community management, customer support, etc. as detailed in the above section to fulfill its services obligation to its WOT players. This clause does not preclude the Company from having the sole and exclusive right to operate and sell the WOT in the PRC market and make quality in-game items, upgrades, enhancements, and localized updates and improvements if necessary. Accordingly, the Company performs part of the service related to the players’ overall WOT experience that provides much more value in addition to the marketing and distribution of the WOT.

Conclusion:

Although the Company may not change the WOT content itself, it is highly involved in the modification of WOT content. In addition, as mentioned in the section "The Entity Is the Primary Obligor in the Arrangement" above, the Company performs substantially all of the critical elements of its online gaming services for fulfillment of service obligations to WOT players.

7

ASC605-45 Indicators	Contractual Terms of the World of Tanks (“WOT”) Licensing Agreement between WarGaming and the Company	Analysis

The Entity Is Involved in the Determination of Product or Service Specifications

45-11 If an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

4.10 4.11 4.13

WarGaming will offer to the Company further updates and add-ons, for the WOT. However, the Company at its sole discretion, is not obligated to utilize any of these updates or add-ons as part of the WOT in the PRC, Hong Kong and Macau

WarGaming shall submit all updates and add-ons for the WOT in English language; the Company will translate all such updates and components to Chinese using localization kit at its own cost and will provide localized assets for the WarGaming to integrate at WarGaming's sole cost; the Company shall be responsible for final testing of such localization integration.

Parties expressly understand the dynamic nature of the development and operation of Massively Multiplayer Online Games (including but not limited to frequent updates, real-time monitoring, technical and marketing aspects of Closed and Public Beta tests, technical infrastructure aspects, complexity of client and server software, monetization techniques, governmental regulations of such games in the PRC, Hong Kong and Macau, piracy, etc.) and agree to work together in good faith to come to mutual agreements on the schedule of further updates and add-ons, public beta tests, various aspects of location, integration and error- fixing periods, and the dates of corresponding software and hardware components delivery by the parties during the term of the agreement, with the exception of those milestones and time limits, which are specified in the agreement.

The Company develops the official website of the WOT in the PRC and localizes the WOT for PRC players. For example, the Company obtains the government approval in the PRC, translates the WOT into Chinese and provides local features (including the design of the Chinese Tank Tree).

The Company is involved in determining the characteristics or specifications of the localization of the WOT in the PRC. In practice, the Company works with WarGaming to determine WOT specifications by requesting updates and add- ons such as the Chinese Tank Tree from WarGaming. Furthermore, the Company is responsible for the final testing of the integration of such localization.

Conclusion:

The Company is involved in the determination of WOT content specifications.

8

ASC605-45 Indicators	Contractual Terms of the World of Tanks (“WOT”) Licensing Agreement between WarGaming and the Company		Analysis
	4.17	Parties shall work together in good faith on timely creation and translation of the User Manuals for the WOT and its updates and add-ons.

The Entity Has Credit Risk

45-13 If an entity assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.

45-14 A requirement that an entity return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if an entity fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the entity incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and an entity obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

The Company collects all payments from the WOT players in advance. Conclusion: The Company does not have credit risk.

9

ASC605-45 Indicators	Contractual Terms of the World of Tanks (“WOT”) Licensing Agreement between WarGaming and the Company	Analysis
Indicators of Net Revenue Reporting

The Entity's Supplier Is the Primary Obligor in the Arrangement

45-16 Whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity's role in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the entity does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to a customer's understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.

3.1 to 3.3, 4.22 to 4.29 See above

As set forth in the analysis above, the Company owes and performs all of the service obligations to WOT players, while WarGaming only has service obligations to the Company for the design and development of the WOT content as well as provision of subsequent updates and add-ons. WarGaming does NOT have any service obligation to the WOT players. As a result, WarGaming acts as a supplier to the Company in the arrangement.

Conclusion:

The Company, instead of WarGaming, is the primary obligor in the arrangement.

The Amount the Entity Earns Is Fixed

45-17 If an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

4.29

The Company has the exclusive right in its sole discretion to set prices for the WOT's services and collateral merchandise (such as virtual currency and items, premium accounts, etc.) in the PRC, Hong Kong and Macau.

5.1

The Company shall pay to WarGaming

(3)   A refundable deposit of two hundred and fifty thousand US Dollars (US$250,000) within ten (10) Working Days of the Effective Date of this Agreement. And then the Company will within 90 Working Days submit an application of the payment of license fee to WarGaming to the relevant mainland Chinese government authorities for the same amount as the refundable deposit of two hundred and fifty thousand US Dollars and pay to WarGaming, at which time, WarGaming will refund the deposit within 10 Working Days of the receipt of this first license payment.

The gross revenue represents the total amounts received through all payment channels from the WOT players, and the amounts vary from period to period. As indicated per clauses 4.29 of the license agreement, the Company has the sole latitude in setting the prices for its WOT services, and the Company does not earn a fixed amount of revenue.

The Company is obligated to pay the license payment of US$500,000 to WarGaming regardless of how much revenue is generated by the Company by WOT players. After Gross Revenue reaches US$500,000, the Company is obligated to pay predetermined percentages of Gross Revenue to WarGaming. Since the Company has the sole latitude to establish pricing and determines the amounts charged to its WOT players, this indicates the Company is not acting as an agent of WarGaming.

10

ASC605-45 Indicators	Contractual Terms of the World of Tanks (“WOT”) Licensing Agreement between WarGaming and the Company	Analysis

(4)   Two hundred and fifty thousand US Dollars (US$250,000) within sixty (60) Working Days of the day of launching public beta in the PRC, Hong Kong and Macau.

Such two payments, totaling five hundred thousand US Dollars (US$500,000) are collectively called " License Payment".

5.2

The Company shall collect all sums due in respect of the WOT and the Services and shall pay to WarGaming certain percentage of Revenue Share of Gross Revenues, less the balance of the License Payment paid to WarGaming according to Clause 5.1, and the Company shall retain and shall be entitled to the remainder in consideration for the provision of Services. For the avoidance of doubt the parties agree and acknowledge that no Revenue Share shall be payable to WarGaming unless and until the Company has fully recouped the License Payment.

Conclusion:

While the Company shares predetermined percentages of Gross Revenue with WarGaming, because the Company determines the amount charged to its WOT players, it is not acting as an agent of WarGaming.

The Supplier Has Credit Risk

45-18 If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the entity is an agent of the supplier and, therefore, the entity should record revenue net based on the amount retained.

The Company collects all payments from the game players in advance and therefore does not have credit risk. Likewise, the supplier, WarGaming, has not assumed any credit risk.

Conclusion:

As the credit risk is substantially mitigated by the advance payment from players and neither party bears any credit risk, this indicator is neutral.

The application of the indicators for gross and net reporting of revenues in accordance with ASC605-45 depends on all of the relevant facts and circumstances of a particular situation and requires a degree of judgment. Taking into account all the applicable indicators of ASC605-45, with an emphasis on the fact that the Company is the primary obligor in the arrangement (which is a strong indicator of gross revenue reporting) and has the sole latitude in establishing prices for “World of Tanks”, the Company believes that it is appropriate to recognize “World of Tanks” revenue on a gross basis.

11

The Company will include its analysis under ASC605-45 in the "Critical Accounting Policies” section under Item 5 in its Annual Report on Form 20-F for the fiscal year ending December 31, 2013. Such disclosure will be substantially in the following form (in italics):

“We evaluate our cooperation arrangements with WarGaming to determine whether to recognize our revenues of the World of Tanks on a gross or net basis. Our determination is based upon an assessment of whether we act as principal or agent when providing our services. We have concluded that we act as principal in the arrangement. Factors that support our conclusion mainly include:

•	We, instead of WarGaming, are the primary obligor in the arrangement because we are responsible for the fulfillment and acceptability of the game;

•	We have the sole latitude in establishing price ;

•	We are involved in designing the changes to the content of the game; and

•	We are involved in the determination of content specifications of the game

Based on these factors, we believe that recognizing revenues on a gross basis is appropriate.”

In response to the Staff’s comments, the Company proposes to add disclosure substantially in the form below (in italics) under Item 4 in its Annual Report on Form 20-F for the fiscal year ending December 31, 2013 relating to the significant terms of the “World of Tanks” licensing agreement with WarGaming in the “Our Internet Games Business” subsection under “Business Overview”.

“In 2010, we entered into a license agreement with WarGaming for the World of Tanks game. The initial term of the license is three years, commencing from the commercial release of the game. We have the exclusive right to copy, distribute, operate and sell the World of Tanks game in the PRC, Hong Kong and Macau during the term of the license. Our license payments to WarGaming consist of a fixed licensing fee in the amount of US$500,000 and a certain percentage of our gross revenue received from the services and merchandise related to the World of Tanks game. In 2012, we amended our license agreement with WarGaming to extend the term of the license in perpetuity. In exchange for the extension, we granted WarGaming a warrant to purchase up to 120,000,000 of our ordinary shares (equivalent to 3 million of our ADSs) and increased the percentage of our gross revenue that we pay to WarGaming if the monthly gross revenue exceeds a certain specified target.”

The Company respectfully advises the Staff that while the “World of Tanks” licensing agreement is the only Internet game license agreement material to the Company in terms of Internet games revenues, it is also the type of contract that “ordinarily accompanies the kind of business” the Company conducts. In particular, the Company regularly licenses Internet games developed by third parties and operates such games in the PRC market. Besides “World of Tanks”, the Company has licensed “World of Warplanes” and “World of Battleships” under similar arrangements from the same third party developer, WarGaming. In 2012, the Company also entered into license agreements with U4iA Games, Inc. for the game known as Offensive Combat, with Meteor Entertainment for the game known as Hawken, and with ArenaNet, Inc. for the game known as Guild War 2. As of December 31, 2012, the Company had entered into nine license agreements for Internet games with seven different third party developers.

12

The Company further advises the Staff that it is not “substantially dependent” upon the “World of Tanks” licensing agreement as such term is used in Item 4(b)(ii) of the Instructions as to Exhibits of Form 20-F . Each Internet game has a limited shelf life, after which the popularity of such game gradually declines. The Company believes that it has a pipeline of Internet games offerings, and will be able to supplement or replace the “World of Tanks” to drive future revenue growth for its Internet games business.

The Company is also of the view that to be “substantially dependent” implies that the Company’s ability to remain a “going concern” would be in question if the “World of Tanks” licensing agreement were to terminate. As noted above, the “World of Tanks” licensing agreement is only one of the many Internet game license agreements that the Company regularly enters into in its ordinary course of business. In addition, Internet games is one of the three business units that the Company operates and the Company’s other two business units, namely wireless value-added services and mobile games, are operated independently from the Internet games unit, and have different customers bases. Therefore, notwithstanding any future termination of the “World of Tanks” licensing agreement, the Company expects to be able to continue operating its overall business and remain a “going concern”.

As a result, the Company respectfully submits that the “World of Tank” licensing agreement was entered into in the ordinary course of the Company’s business, and is not a contract upon which the Company’s business is substantially dependent.

*  *  *  *  *  *  *  *

13

In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your time. Please feel free to contact William Chua of Sullivan & Cromwell (tel: (+852) 2826-8632; fax: (+852) 2826-1773; e-mail: chuaw@sullcrom.com), or the undersigned by telephone at (+86-10) 8857-6000 (ext. 6388) or by e-mail at jaychang@kongzhong.com, with any questions you may have.

Sincerely,

/s/ Jay Chang
Jay Chang
Chief Financial Officer

cc:	Ms. Kathryn Jacobson

Mr. Dean Suehiro

Mr. Greg Dundas

(Securities and Exchange Commission)

Mr. Leilei Wang, Chief Executive Officer

(KongZhong Corporation)

Mr. Deric Chiu

(Deloitte Touche Tohmatsu Certified Public Accountants LLP)

William Y. Chua, Esq.

Yeqing Zheng, Esq.

Cheng Guo, Esq.

(Sullivan & Cromwell)